Exhibit 99

                               RISK FACTORS


     In evaluating the Company and its business, prospective investors should carefully consider, among other matters, the following factors:

     Attraction and Retention of Professional Personnel. The Company's ability to attract and retain qualified engineers, scientists and other professionals, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining the Company's future success. The market for these professionals is competitive, and there can be no assurance that the Company will be successful in its efforts to attract and retain such professionals.

     Potential Liability for Consulting Services Relating to Toxic and Hazardous Materials and the Ability to Insure Such Risks. The Company's consulting services involve professional judgments about the nature of soil conditions and other physical conditions, including the extent to which toxic and hazardous materials are present, and about the probable effect of procedures to mitigate problems or otherwise impact those conditions. If those judgments and recommendations based upon them do not result in the anticipated consequences, losses to the Company's clients can occur for which the Company may be liable. In addition, the Company's projects often involve hazardous and highly regulated material, the improper characterization, handling, or disposal of which could constitute violations of Federal, state or local statutes, and result in criminal fines and penalties.

     The Company, through a wholly owned subsidiary, insures the Company's risks for professional liability, workers compensation, and general and automobile claims up to certain policy limits. Claims in excess of these limits are covered by unrelated insurance carriers. There also can be no assurance that the dollar amount of the Company's liabilities will not exceed the policy limits.

     Dependence on Environmental Regulation. Much of the Company's business is generated either directly or indirectly as a result of federal and state laws, regulations and programs related to environmental issues. United States regulatory enforcement has weakened, and one of the key environmental laws, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund"), did not receive congressional reauthorization. Accordingly, a reduction of these laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of the programs, could have a material adverse effect on the Company's business. In addition, the laws and regulations often subject the Company to stringent regulation in the conduct of its operations. The principal environmental legislation affecting the Company and its clients are:

     National Environmental Policy Act of 1969 ("NEPA")
     Resource Conservation and Recovery Act of 1976 ("RCRA")
     Comprehensive Environmental Response, Compensation and Liability Act of
       1980 ("Superfund")
     The Superfund Amendments and Reauthorization Act of 1986 ("SARA")

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Exhibit 99

                              RISK FACTORS
                              (continued)


     Although the liabilities imposed by the Superfund Act (and other environmental legislation) are more directly related to the Company's clients, they could, under certain circumstances, give rise to liability on the part of the Company as a result of the Company's efforts in completing client assignments that involve transportation or disposal of contaminated samples or other hazardous materials belonging to its clients. Liabilities imposed by the Superfund Act can be joint and several where other parties are involved. In the opinion of management, it is unlikely that the Company's activities will result in any liability under either the Superfund Act or other environmental legislation in an amount which will have a material adverse effect on the Company's results of operations or financial condition, and management is not aware of any current activity by the Company which is likely to result in any such liability.

     Competition. The Company is engaged in highly competitive markets in all of its service areas. The Company competes with both large and small firms; no single firm is dominant in any of the Company's primary service areas. Furthermore, given the expanding demand for the types of services provided by the Company, it is likely that additional competitors will emerge. At the same time, a fair amount of consolidation is occurring in the environmental business, particularly in the United States, due to mergers. There can be no assurance that the Company's revenues and results of operations will not at some point be adversely affected by these competitive forces.

      Periodic fluctuations in general business conditions, demand for those types of services provided by the Company, and foreign operations.
Much of the Company's business is dependent upon approvals of projects and/or fundings. Delays in these approvals do occur which can create overstaffing that can result in an imbalance of costs to revenue. The Company as a worldwide provider of services has operations in over 28 countries which exposes the Company to political, economic and other uncertainties such as fluctuating currency values and exchange controls of the foreign countries.

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